EXHIBIT 99.1

Quantum Biopharma Files Amended Complaint Against CIBC World Markets, RBC Dominion Securities and Others, Seeking Damages in Excess of $700,000,000 USD, for Possible Stock Price Manipulation/Spoofing

 To assist enquiries a copy of the amended complaint can be viewed by clicking the following link:
Quantum Amended Court Claim

TORONTO, May 05, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, today announced that on May 1, 2025 it filed an amended complaint in the United States District Court for the Southern District of New York. This is an amendment to the original complaint filed on October 21, 2024, is in response to the Motion to Dismiss filed by the banks on January 31, 2025, and is filed in the United States District Court for the Southern District of New York. The amendment and complaint allege that CIBC World Markets (CIBC), RBC Dominion Securities (RBC), and others (the “Defendants”) engaged in market manipulation schemes that violated Section 10(b) and Rule 10b-5(a) and (c) and Section 9(a) of the Securities Exchange Act of 1934. This lawsuit alleges that between 1st of January 2020 and 15th of August 2024 the Defendants and/or their customers used “spoofing” techniques to manipulate the share price of Quantum BioPharma shares. The Company is seeking damages of more than $700 Million USD.

The Company has posted a copy of the amended complaint, as well as the original complaint, on its website on the News page. A copy of the filing can be found at https://www.quantumbiopharma.com/quantum-biopharma-vs-banks or by clicking the following link: Quantum Amended Court Claim

The law firms Christian Attar and Freedman Normand Friedland LLP have agreed to take and file this case on a contingency basis and, as such, there will be no material financial pressure on the Company to bear the legal costs associated with this case. These law firms, working with industry experts, conducted an extensive investigation into the Defendants’ conduct, and have concluded that there is sufficient evidence of market manipulation for the Company to pursue claims against the Defendants. The complaint details this evidence, which the Company alleges, that demonstrates that Defendants “spoofed” the market hundreds of times, thereby artificially depressing the price of the Company’s stock repeatedly, resulting in harm to both the Company and its investors.

The Company’s stock in January 2020 was trading over $460 USD per share (taking into consideration post-splits or present terms) with a market cap approaching $1 Billion dollars.

The Company believes that, in addition to CIBC and RBC, other banks/brokers are involved in this alleged market manipulation scheme in the Company’s stock. The Company will refrain from naming these banks until more conclusive evidence is gathered.

The Company is open to dialogue and will always remain open to finding an amicable solution with the banks and brokers involved.

About Christian Attar

Christian Attar practices civil litigation, including shareholder and partnership disputes, and stock fraud. The firm operates domestically and internationally, with its corporate headquarters based in Houston, Texas.

To learn more about Christian Attar, visit www.ChristianAttarLaw.com

About Freedman Normand Friedland LLP

Freedman Normand Friedland is a litigation boutique with offices in New York, Miami, and Boston. The firm and its attorneys have extensive experience in complex commercial litigation, including in path-breaking antitrust, securities, and market manipulation matters.

To learn more about Freedman Normand Friedland, LLP, visit www.fnf.law.

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), led by industry veterans. Quantum BioPharma retains ownership of 22.95% (as of December 31, 2024) of Celly Nutrition at www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information on Quantum BioPharma, please visit www.quantumbiopharma.com.

Forward-Looking Information

This press release contains certain “forward-looking statements” within the meaning of applicable Canadian securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “anticipates”, “expects”, “is expected”, “scheduled”, “estimates”, “pending”, “intends”, “plans”, “forecasts”, “targets”, or “hopes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “will”, “should” “might”, “will be taken”, or “occur” and similar expressions) are not statements of historical fact and may be forward-looking statements. The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company’s focus on the research and development of Lucid-MS to prevent and reverse myelin degradation; the Company’s Lucid-21-302 clinical development program in multiple sclerosis advancing towards human phase-2 efficacy trials; Lucid-21-302 having an initial indication in multiple sclerosis; the Company’s intention to retain 100% of the rights to develop products for pharmaceutical and medical uses; the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; the Company’s approach to treatments in brain disorders and alcohol health representing a tremendous revenue potential; the Company’s belief that its share price does not current financial position and recent operational improvements; that certain amounts can be collected by the Company from the bond when all appeals of Dr. Bokhari are exhausted; and that a strong cash and cash equivalents provide a solid foundation for operations and potential growth opportunities.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: the Company’s assessment of market conditions, its ability to gain market share, and its potential competitive edge are accurate; the Company will have the ability to carry out its plans with respect to its new innovation and offerings, including its ability to conduct research and development of Lucid-MS; the Company’s Lucid-21-302 clinical development program in multiple sclerosis will advance towards human phase-2 efficacy trials; Lucid-21-302 having an initial indication in multiple sclerosis; the Company will retain 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses; the Company will seek new business opportunities; the Company will increase efficiency in its processes and partnerships; the Company will have the ability to carry out its other goals and objectives the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; the Company’s approach to treatments in brain disorders and alcohol health will have a tremendous revenue potential.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company’s inability to retain 100% of the rights to develop products for pharmaceutical or medical uses; the Company’s inability to enhance its product development capabilities and/or maintain a portfolio of strategic investments; the Company’s Lucid-21-302 clinical development program in multiple sclerosis will not advance towards human phase-2 efficacy trials; Lucid-21-302 not having an initial indication in multiple sclerosis; the Company will not have the ability to carry out its other goals and objectives the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; the Company’s approach to treatments in brain disorders and alcohol health will not have a tremendous revenue potential; and the risks discussed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, final short form base shelf prospectus dated December 22, 2023 and registration statement on Form F-3 containing a base shelf prospectus, each under the heading “Risk Factors”. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list is not exhaustive. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events, or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com